T-Online

Group Report
January 1 to March 31, 2001

www.t-online.de

Contents



·Online


·Online

Dear Readers and Shareholders,

In this report we are providing you with detailed information relating to the first three months of the year 2001.

Development of business

The first quarter was marked by a series of important milestones influencing the future development of T-Online International AG. With the presentation of the new strategy, the introduction of new, attractive pricing plans, and agreement on a series of cooperation arrangements the course was set for profitable growth, and the development of the company to become the leading Internet media company in Germany and Europe was initiated.

In this way T-Online was able to build on the successes of previous years and to further increase the number of customers. Altogether, T-Online International AG increased its subscriber base by over 75 percent (from 4.9 million at the end of the first quarter of 2000 to approximately 8.7 million by March 31, 2001). During the first quarter of 2001, T-Online acquired approximately 700,000 new customers. Foreign subsidiaries too achieved significant growth with the acquisition of 172,000 active new subscribers in the first quarter of 2001. Consequently, T-Online International AG (including its subsidiaries) clearly remains the market leader in Europe.

T-Online subscribers

	Mar. 31, 2001	Mar. 31, 2000	Dec. 31, 2000	Change Q4 00/Q1 01 in %
in millions				
T-Online	7.089	4.934	6.529	8.6
Club-Internet	0.662	0.478*	0.581	13.9
Ya.com	0.764	0.253*	0.677	12.9
T-Online.at	0.157	0.007	0.153	2.6
Total	**8.672**	**4.941**	**7.940**	**9.2**

* Club-Internet and Ya.com were not fully consolidated in the first quarter of 2000, but have been included here to facilitate comparison.

At the end of the first quarter, T-Online had 189,000 T-DSL flat-rate subscribers. Moreover, many T-Online subscribers used T-DSL with other T-Online rates, especially the "eco" rate. While this rate still remains the most important one, the budget rates introduced on March 1 are also extremely popular with customers. Of these, the new "surftime 30" and "surftime 60" options proved to be particularly successful. In March alone, approximately 100,000 new subscribers were using these rates. Together with the discontinuation of the flat rate in the narrowband segment, clearly shows that T-Online has met the market requirements exactly with the target-group-based rates and that an important milestone has been reached on the way to sustained profit improvement.

In terms of revenue too, T-Online International AG succeeded in further building at its market position under tough competitive conditions, increasing net revenue to a total of EUR 280.2 million (i.e., a 10.1 percent increase over the fourth quarter of 2000). Total turnover increased by 61.2 percent compared to the prior-year period. The newly consolidated companies, especially Club-Internet in France and Ya.com in Spain account for approximately 8.2 percent of total revenue.

The access business proved to be an important revenue driver. Revenue from this segment totalled EUR 241.8 million, an increase of more than 22 percent compared with the fourth quarter of 2000. This was due to the marked growth in subscriber figures and to steadily increasing use in all rate categories, especially the "eco" tariff.

Total revenue from the portal business amounted to EUR 38.4 million. In comparison with the first quarter of the previous year, net revenue from portal business nearly doubled. Due to Deutsche Telekom's intensive DSL marketing in the Christmas business in the fourth quarter and the media services rendered by T-Online, the revenue generated by T-Online amounted to EUR 17 million. This revenue accounts for the difference to the first 2001 quarter. Without consideration of revenue from Deutsche Telekom advertising, portal revenues actually did very well despite the poor market conditions.

In the first quarter of 2001, EBITDA was approximately equal to the fourth quarter of 2000 because all the newly acquired companies were already included in the fourth quarter of 2000. The effects of a number of possible projects (DaimlerChrysler, t-info, T-Travel and Bild) were not included in either the fourth quarter of 2000 or the first quarter of 2001.

As expected and already announced with the results for the full year 2000, EBITDA amounted to a total of EUR -66.4 million in the first quarter of 2001, a slight improvement on the fourth quarter of 2000 (EUR -68.1 million).

Two thirds of the losses were generated abroad, 50 percent of them in France. However, with the introduction of new rate options and stricter cost control mechanisms in Germany and in foreign subsidiaries, T-Online has created the conditions required for the further improvement of EBITDA.

In addition to these measures aimed at improved profitability, the attractiveness of the T-Online portal was also further enhanced by new services, new content partnerships and content produced by T-Online itself.

The fastest growing portals at T-Online are regional portals. The first quarter saw a gigantic increase in the number of regions from 17 to 14,000. With the integration of neuermarkt.com into the finance portal, the latter's reach increased again, thus further developing our leading position in the news and information market sector.

With this continued development of content and services on the T-Online portal, T-Online has further developed its top position in this fast-growing market. The portal's reach increased from 5.75 million individual visitors in December 2000 to 6.93 million in March 2001 (source: Jupiter MMXI). With an increase of approximately 20 percent (almost 1.2 million visitors) in just three months, www.t-online.de is not only the fastest growing web site on the German-language Internet but also easily the Number 1 portal in Germany.

Revenues in first quarter 2001

	Jan. 1 – Mar. 31, 2001	Oct. 1 – Dec. 31, 2000	1.1.-31.3.2000	Change Q4 00/Q1 01
	millions of €	millions of €	millions of €	
Access	241.8	197.7	153.7	44.1
Advertising/e-commerce	31.3	49.0	16.0	-17.7
Other	7.1	7.8	4.1	-0.7
Total	280.2	254.5	173.8	25.7
EBITDA*	-66.4	-68.1	5.8	2.6

* Contributions affecting net income from the IPO of comdirekt bank AG are not included.

Outlook

T-Online will further develop its position as the leading European Internet service provider with a new strategic objective and a clear focus on content. Key elements of the new strategy are the creation of new service packages for special target groups such as small and medium-sized business customers or broadband customers, as well as consistent development of portal and access business. Furthermore, T-Online will secure a leading market position in the new Internet worlds such as mobile Internet or interactive TV early on with attractive offers. The third element will be continuation of the current internationalization strategy with a clear focus on profitability and exploitation of synergies.

Development of content business will have top priority: new, innovative and exclusive content services will go online in the next few weeks. Following the success of "90sechzig90" in the year 2000 and in the first quarter of 2001 there will now be new services such as Follow Your Stars and OnlineCaroline.

From the summer, T-Online and the German television channel ZDF will operate an online news and information service on the net. This service, which will be mainly program-based and advertisement-free, will be provided within the framework of a cooperation agreement. With this project, both partners intend to pool their respective strengths, i.e. T-Online's reach and ZDF's traffic volume.

The news and entertainment portal bild.de that is currently being launched together with the publisher Axel Springer Verlag will help to make the Internet even more attractive for further development of a mass market.

With the integration of t-info into T-Online's portals, T-Online will open a further virtual gateway to the Internet. This news and information portal will contain some 40 million entries relating to eating and drinking, home and garden, money and legal affairs, transport and travel, Brockhaus & Co, and a number of other content services and search functions right from the beginning. t-info will be developed as an independent subsidiary of T-Online together with the publishers of regional and local German telephone directories and of "GelbeSeiten" (Yellow Pages).

With T-Motion T-Online will be expanding its footprint in Great Britain and Eastern Europe. And what is more, the joint venture with T-Mobil will also allow T-Online access to over 30 million mobile phone customers across the whole of Europe. T-Online and T-Motion will share each other's content partnerships and customer relations.

In addition to these content services, interesting and exclusive features such as the new e-mail client, the new banking client and T-Online Messenger (TOM) will help to bring additional traffic to the pages of T-Online, thereby further increasing the attractiveness of the T-Online portal for e-commerce and online advertising. Moreover, the international introduction of TOM is a first step in the use of synergies which will also help to increase profitability.

With these services, which are in many cases unique in Germany and abroad, T-Online is again underlining its role as an innovative leader. They represent important milestones in the development of T-Online's leading position and in achieving the objective of generating 30 percent of total revenue in the portal sector by the year 2004.

Overview of the consolidated interim financial statements as at March 31, 2001

The consolidated interim financial statements of T-Online International AG for the first three months of the year 2001 have been prepared in accordance with the requirements of the German Commercial Code (HGB) and the German Stock Corporation Act (AktG).

As of March 31, 2001 the consolidated group consisted of 28 domestic and foreign companies. In addition to T-Online International AG, the most significant companies are the following:

Consolidated companies	Shareholding
T-Online.ch, Zurich	100 %
T-Online.at, Vienna	100 %
T-Online France/Club-Internet, Paris	99.9 %
Ya.com, Madrid	92.66 %
daybyday, Hamburg	55.03 %
Atrada Trading Network AG, Nuremberg	51 %
Associated companies	
T-Motion, London	40 %
Webseek Infoservice, Hamburg	25 %
Booxtra, Augsburg	25 %
comdirect bank AG, Quickborn	21.35 %

The accounting and valuation principles are in line with those of the United States Generally Accepted Accounting Principles (U.S. GAAP) applicable at the balance sheet date where this is permissible within the option under German commercial law in order to guarantee the greatest possible degree of uniformity of reporting in accordance with German GAAP (HGB) and U.S. GAAP. Consequently, these consolidated interim financial statements differ from U.S. financial statements only in cases where the divergent regulations are binding in the respective country. Residual differences between German GAAP and U.S. GAAP are shown in a separate reconciliation.

Consolidated statement of income

	Jan. 1 - Mar. 31, 2001 thousands of €	Jan. 1 - Mar. 31, 2000 thousands of €	Absolute deviation	Full year 2000 thousands of €
Net revenue	**280,191**	173,842	106,349	797,171
Other operating income (loss)	**8,725**	8,783	(58)	76,101
of which: comdirect dilution income				*39,175*
Goods and services purchased	**(181,546)**	(96,878)	(84,668)	(481,552)
Personnel costs	**(33,832)**	(11,448)	(22,384)	(85,309)
Depreciation and amortization of which: amortization of goodwill	**(97,833)**	(7,081)	(90,752)	(259,354)
resulting from capital consolidation	***(86,901)***		*(86,901)*	(222,086)
Other operating expenses	**(139,952)**	(68,533)	(71,419)	(388,886)
Financial income, net	**25,742**	1,266	24,476	82,763
of which: net interest income	***45,907***	*1,266*	*47,173*	*123,661*
Results from ordinary business activities	**(138,505)**	(49)	(138,456)	(259,066)
Extraordinary income (losses) (IPO)	**-**	(21,534)	21,534	(146,398)
Taxes	**15,369**	(143)	15,512	(403)
Loss after taxes	**(123,136)**	(21,726)	(101,410)	(405,867)
Income applicable to minority shareholders	**2,030**	-	2,030	16,148
Net loss	**(121,106)**	-	-	(389,719)
Loss per share in €	**(0.10)**	(0.02)	(0.08)	(0.32)

In contrast to the prior-year statement of income for the first quarter, expenses for billing and management of accounts receivable, for call center and other services amounting to EUR 26,888 thousand were transferred from Goods and services purchased to Other operating expenses. The corresponding figures for the pervious year have been adjusted accordingly. In addition to the negative EBITDA of EUR 66,414 thousand, it was especially the expenses for amortization of goodwill amounting to EUR 86,901 thousand that resulted in a net loss of EUR 121,106 for the Group.

Consolidated balance sheet

	Mar. 31, 2001 thousands of €	Dec. 31, 2000 thousands of €	Absolute deviation	Mar. 31, 2000 thousands of €
ASSETS				
Outstanding contributions	1,231	1,231	-	-
Noncurrent assets	2,890,304	2,991,841	(101,537)	94,797
Current assets	3,834,554	4,033,266	(198,712)	1,003,404
Deferred tax assets/ Prepaid expenses and deferred charges	29,301	15,753	13,548	843
Balance sheet total	**6,755,390**	7,042,091	**(286,701)**	1,099,044
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity	6,473,221	6,596,425	(123,204)	984,064
Accruals	144,327	95,145	49,182	87,050
Liabilities	134,332	346,782	(212,450)	27,926
Deferred income	3,510	3,739	(229)	4
Balance sheet total	**6,755,390**	7,042,091	**(286,701)**	1,099,044

The number of shares before T-Online's IPO was 1,000,000,000. The number increased to 1,223,858,289 through capital increases in preparation for the IPO including Greenshoe (114,100,000), for T-Online France (69,633,116), for comdirect (24,875,189) and for Ya.com (15,249,984).

Consolidated statement of cash flows

	Jan. 1 - Mar. 31, 2001 thousands of €	Full year 2000 thousands of €	Jan. 1 - Mar. 31, 2000 thousands of €
Net cash provided by (used for) operating activities	**(228,718)**	195,394	30,637
Net cash used for investing activities	**(9,754)**	(1,489,889)	(10,152)
Net cash provided by financing activities	**2,805**	3,926,521	924,473
Net increase (decrease) in cash and cash equivalents	**(235,667)**	2,632,026	944,958

In the first three months there was a negative cash flow from operating activities totaling EUR 235,667 thousand which is explained in more detail on the following pages.

Changes in the composition of the Group

In the last financial year, T-Online International AG pushed ahead with its national and international expansion. For this purpose shares in several domestic and foreign companies were acquired during the 2000 financial year. None of these companies (in particular T-Online France, Ya.com, Atrada and T-Online.at) was included in the interim financial statements as at March 31, 2000. This must be remembered when making a comparison with the previous year.

Revenue

	Jan. 1 - Mar. 31, 2001 thousands of €	Jan. 1 - Mar. 31, 2000 thousands of €	Absolute deviation	Full year 2000 thousands of €
Payments for access	241,799	153,721	88,078	665,916
Advertising/e-commerce	31,341	15,954	15,387	109,984
Other net revenue	7,051	4,167	2,884	21,271
Total	**280,191**	173,842	**106,349**	797,171

In the first three months of 2001, T-Online International AG achieved consolidated revenue of EUR 280,191 thousand. This represents an increase of 61.2 percent in relation to the prior-year period. Our subsidiaries, in particular T-Online France, also contributed to this increase with revenue totaling EUR 23,198 thousand. However, even if the consolidated subsidiaries are not included, there is still a 47.8 percent increase in revenue, which is accounted for mainly by the growth areas of advertising and e-commerce. In the advertising/e-commerce segment, revenue of EUR 16.4 million was achieved with Deutsche Telekom AG within the framework of the portal agreement.

Personnel

Personnel costs

	Jan. 1 - Mar. 31, 2001 thousands of €	Jan. 1 - Mar. 31, 2000 thousands of €	Absolute deviation	Full year 2000 thousands of €
Wages and salaries	(27,517)	(9,569)	(17,948)	(69,522)
Social security contributions and expenses for pension plans and benefits	(6,315)	(1,879)	(4,436)	(15,787)
Total	**(33,832)**	(11,448)	**(22,384)**	(85,309)

In the first three months of the year 2001, personnel costs at T-Online International AG increased by 195.5 percent compared to the prior-year period. This is due in part to the significant increase (by 172.8 percent) in the average level of staff in comparison with the first three months of the year 2000. This increase is due mainly to the initial consolidation of newly acquired companies and the increase in staff at the parent company, including the taking over of a call center with 150 employees from Deutsche Telekom on April 1, 2000.

Number of employees (annual average)

	Jan. 1 - Mar. 2001 number	Jan. 1 - Mar. 31, 2000 number	Absolute deviation	Full year 2000 number
T-Online International AG	1,912	1,028	884	1,413
T-Online France/"Club-Internet"	507	–	507	293
Ya.com	226	–	226	61
Atrada	83	–	83	62
T-Online.ch	30	–	30	7
T-Online.at	28	–	28	19
daybyday	18	–	18	18
T-Online International AG Group	**2,804**	1,028	1,776	1,873
Trainees/student interns	62	14	48	30

As of March 31, 2001 the number of persons employed (adjusted to full-time equivalents and not including trainees/student interns) was 2,818. This figure was just 124 higher than at December 31, 2000.

Depreciation and amortization

	Jan. 1 - Mar. 31, 2001 thousands of €	Jan. 1 - Mar. 31, 2000 thousands of €	Absolute deviation	Full year 2000 thousands of €
Amortization of intangible assets				
of which:	(92,964)	(4,638)	(88,326)	(244,229)
amortization of goodwill	*(86,901)*	-	*(86,901)*	*(222,086)*
Depreciation of property, plant and equipment	(4,869)	(2,443)	(2,426)	(15,125)
Total depreciation and amortization	**(97,833)**	(7,081)	**(90,752)**	(259,354)

In the first three months of 2001, depreciation and amortization increased considerably in relation to the prior-year period. A major contributory factor here was the companies that were newly acquired in the year 2000, with goodwill amortization totaling EUR 86,901 thousand, in particular for T-Online France, Ya.com, daybyday and Atrada). The total change in depreciation and amortization in relation to the first three months of 2000 was EUR 90,752 thousand.

Investments

	Jan. 1 - Mar. 31, 2001 thousands of €	Full year 2000 thousands of €	Jan. 1 - Mar. 31, 2000 thousands of €
Intangible assets	1,931	2,400,062	1,182
Property, plant and equipment	14,506	41,056	7,118
Financial assets	115	732,075	2,060
Total	**16,552**	3,173,193	10,360

In the first three months of the year 2001, T-Online International AG invested EUR 16,552 thousand, especially in plant and office equipment. The 2000 financial year was characterized in particular by investments in goodwill in connection with the acquisition of our subsidiaries (EUR 2,393,460 thousand).

Liquid assets

	Mar. 31, 2001 thousands of €	Dec. 31, 2000 thousands of €	Mar. 31, 2000 thousands of €
Cash at banks/petty cash	1,021,927	1,054,594	970,526
Investment (Deutsche Telekom AG)	2,634,000	2,837,000	-
Total	**3,655,927**	3,891,594	970,526

As of March 31, 2001 liquid assets had decreased by approximately EUR 236 million in relation to December 31, 2000. This is due especially to the repayment of liabilities to Deutsche Telekom using time deposits invested there (EUR 203 million). Liquid assets from operating activities are processed via the cash-pooling system of Deutsche Telekom AG. They are consequently not included in this item.

Consolidated statement of cash flows

Net cash used for operating activities

Net cash used for operating activities totaled EUR 228,718 thousand in the first three months of the year. Along with a negative result, T-Online also generated negative cash flow from operating activities. Cash flow from operating activities was in particular affected by offsetting suppliers' current accounts payable to Deutsche Telekom (EUR -203 thousand million) against time deposits invested with the parent company.

Net cash used for investing activities

Net cash used for investments totals EUR 10 million in the first three months of 2001. This is due mainly to expenditure on property, plant and equipment.

Net cash provided by financing activities

Net cash provided by financing activities amounts to EUR 3 million in the first three months of 2001.

Further information

The Board of Management and Supervisory Board members of T-Online International AG held the following T-Online shares as well as the share options as at 31 March 2001. In detail: Mrs. Altmeyer holds 1000 shares, Mr. Beaujean 550, Mr. Danke 1085 and 6703 stock options and Mr. Graßmann 1050 shares. Mr. Holtrop does not hold any shares.

In the Supervisory Board, Dr. Sommer, Mr. Buchal, Mr. Brauner, Dr. Eick and Mr. Hedberg each hold 2000 T-Online shares and Mrs. Jackson 50 shares until the relevant date of 31 March 2001. The Supervisory Board members Dr. Käsbeck, Mr. Häuser, Mr. Hoch, Dr. Rolle and Mr. Lagadère do not hold any T-Online shares.

Reconciliation of net income from German GAAP to U.S. GAAP

	Jan. 1 - Mar. 31, 2001 thousands of €	Full year 2000 thousands of €
Net income (loss) for the year in accordance with German GAAP	**(121,106)**	(389,719)
Intangible assets	3,866	15,465
Share offering costs	–	146,398
Software costs carried as assets	2,180	2,674
Acquisition of Ya.com shareholdings	(6,580)	(6,598)
Other differences	(1,320)	168
Different income tax effects	10,824	(41,656)
Net income (loss) for the year in accordance with U.S. GAAP	**(112,136)**	(273,268)

In the past financial year, the main item in the reconciliation was the direct offsetting of share offering costs (after tax) against shareholders' equity. In the period under review, the differences were mainly attributable to different valuations in intangible assets (including software) and with regard to the Ya.com acquisition, and to different valuation and reporting methods for deferred taxes. At March 31, 2001 shareholders' equity amounted to EUR 6,555,591 thousand in accordance with U.S. GAAP (December 31, 2000: EUR 6,660,638 thousand).

Board of Management

Darmstadt, May 2001
T-Online International AG

T-Online International AG
Investor Relations
P.O. Box 10 11 52, D-64211 Darmstadt, Germany
Fax +49 61 51 6 80-2 99
Internet: www.t-online.de
E-Mail: ir@t-online.net

The German version of these consolidated interim financial statements for the period from January 1 to March 31, 2001 shall be binding.